December 26, 2024

Wade Adkins
Chief Financial Officer
Global Clean Energy Holdings, Inc.
6451 Rosedale Highway
Bakersfield, CA 93308

       Re: Global Clean Energy Holdings, Inc.
           Form 10-K For the fiscal year ended December 31, 2023
           Filed April 16, 2024
           File No. 000-12627
Dear Wade Adkins:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services